

November 21, 2012

Via Email
Stephen P. Wilson
Chairman & Chief Executive Officer
LCNB Corporation
2 North Broadway
Lebanon, Ohio 45036

> **Re: LCNB Corporation**
> **Registration Statement on Form S-4**
> **Filed October 29, 2012**
> **File number 333-184627**

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that First Capital did not furnish financial projections to LCNB, or include them in the filing.

Cover Page

2. Please include the number of shares being offered. See Item 501(b)(2) of Regulation S-k.

Material federal income tax consequences, page 40

3. Please revise to reflect that the section is based on an opinion. Please file the opinion as an exhibit.

Where You Can Find More Information, page 64

4. Please revise to incorporate your most recently filed Form 10-Q.

Exhibits

5. Please file (or incorporate by reference) the exhibits required by Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

By Email to: Susan Zaunbrecher
at susan.zaunbrecher@dinsmore.com